09011424

EMBASSY BANCORP, INC.

2008 Annual Report

Corporate Information

EMBASSY BANCORP, INC.

Board of Directors

Frank Banko
President, Warren Distributing
Owner Banko Real Estate Company

Geoffrey F. Boyer, CFP
President, Boyer Financial Group

John P. Brew, Jr.
Chief Bank Strategist of m.rae Resources, Inc.
CEO, BNK Advisory Group, Inc.

Robert P. Daday
Sp. Assistant to the President, PPL

John G. Englesson
Principal, zAxis

Elmer D. Gates
Chairman of the Board
Embassy Bancorp, Inc. and
Embassy Bank for the Lehigh Valley

M. Bernadette Holland, CFP
First Vice President
Janney Montgomery Scott, LLC

Fredric C. Jacobs, Esquire
Sr. Partner, Jacobs and Jacobs

Bernard M. Lesavoy, Esquire
Member, Lesavoy Butz & Seitz LLC

David M. Lobach, Jr.
Vice Chairman, CEO & President
Embassy Bancorp, Inc. and
Embassy Bank for the Lehigh Valley

John C. Pittman
Owner/CEO
Sport Stars, Inc.

John T. Yurconic
President
John Yurconic Agency

Officers

Elmer D. Gates, *Chairman of the Board*

Executive Officers

David M. Lobach, Jr., *Vice Chairman, CEO & President*
Judith A. Hunsicker, *Sr. Executive Vice President, COO, CFO, Secretary & Treasurer*
James R. Bartholomew, *Executive Vice President & SLO Commercial Lending*

Senior Vice Presidents

Tracy A. Barker, *Deposit Operations & Human Resources*
Desty A. Bonstein, *Business Development*
Mark A. Casciano, *Branch Administration*
Diane M. Cunningham, *Consumer Lending*
Lynne M. Neel, *Controller & Credit Administration*
Terry M. Stecker, *Commercial Lending*

Vice Presidents

David C. Arner, *Cash Management Services*
Jeffrey A. Cella, *Commercial Lending*
Diane R. Effting, *Commercial Lending*
Scott A. Karwacki, *Credit Analysis*
Michael Lahanas, *Business Development*
Jane M. Rutt, *Credit Administration*
Timothy P. Woodbridge, *Commercial Lending*

Assistant Vice Presidents

Michelle L. Barron, *Deposit Operations*
Tracy L. McCarthy, *Credit Administration*
Rozanne M. Snyder, *Assistant Controller*
Brandi L. Stefanov, *Branch Administration*
Jennifer A. Tropeano, *Consumer Lending*
Kristin A. Wannisky, *Marketing*

Assistant Treasurers

Heather Alercia, *Branch Administration*
Laura M. Chambers, *Branch Administration*
Molly A. Higgins, *Operations Technology*
Bryan D. Lobach, *Commercial Services*
Cynthia L. Morely, *Commercial Lending*
Christine L. Pierce, *Branch Administration*
Lisa M. Schmidt, *Commercial Lending*

Embassy Bancorp, Inc.

Financial Report

December 31, 2008

Table of Contents

SEC Mail Processing
Section

MAY 19 2009

Washington, DC
110

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Embassy Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Embassy Bancorp Inc. and its subsidiary, Embassy Bank for the Lehigh Valley, (collectively the "Company') as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2008. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Allentown, Pennsylvania
March 30, 2009

Embassy Bancorp, Inc.

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(In Thousands, Except Share and Per Share Data)	
ASSETS		
Cash and due from banks	$ 8,459	$ 3,360
Interest bearing demand deposit with bank	20	2
Federal funds sold	3,575	-
Cash and Cash Equivalents	12,054	3,362
Interest bearing time deposits	1,694	-
Securities available for sale	54,251	49,496
Restricted investment in bank stock	2,075	1,509
Loans receivable, net of allowance for loan losses of $2,932 in 2008; $2,503 in 2007	316,648	274,313
Premises and equipment, net of depreciation	2,231	2,462
Deferred income taxes	335	1,202
Accrued interest receivable	1,197	1,138
Other assets	598	536
Total Assets	$ 391,083	$ 334,018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing	$ 16,194	$ 15,150
Interest bearing	291,376	251,491
Total Deposits	307,570	266,641
Securities sold under agreements to repurchase and federal funds purchased	26,019	17,965
Short-term borrowings	-	6,093
Long-term borrowings	23,162	10,396
Accrued interest payable	2,563	4,117
Other liabilities	1,398	533
Total Liabilities	360,712	305,745
Stockholders' Equity:		
Common stock, $1 par value; authorized 10,000,000 shares; issued 6,890,742 shares; outstanding 2008 6,890,389 shares; 2007 6,885,915 shares	6,891	6,886
Surplus	22,787	22,775
Accumulated deficit	(278)	(1,464)
Accumulated other comprehensive income	974	76
Treasury stock, at cost, 2008 353 shares	(3)	-
Total Stockholders' Equity	30,371	28,273
Total Liabilities and Stockholders' Equity	$ 391,083	$ 334,018

See notes to consolidated financial statements.

Embassy Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31, 2008	2007
	(In Thousands, Except Per Share Data)	
INTEREST INCOME		
Loans receivable, including fees	$ 18,272	$ 16,350
Securities, taxable	2,346	2,305
Federal funds sold	29	149
Interest on time deposits	12	-
Other	5	5
Total Interest Income	20,664	18,809
INTEREST EXPENSE		
Deposits	9,315	10,375
Securities sold under agreements to repurchase and federal funds purchased	663	727
Short-term borrowings	410	398
Long-term borrowings	672	263
Total Interest Expense	11,060	11,763
Net Interest Income	9,604	7,046
PROVISION FOR LOAN LOSSES	429	390
Net Interest Income after Provision for Loan Losses	9,175	6,656
OTHER INCOME		
Credit card processing fees	381	211
Other service fees	280	249
Total Other Income	661	460
OTHER EXPENSES		
Salaries and employee benefits	3,792	3,287
Occupancy and equipment	1,268	1,160
Data processing	642	512
Credit card processing	366	208
Advertising and promotion	501	447
Professional fees	315	265
FDIC insurance	159	146
Insurance	66	53
Loan department	80	107
Charitable Contributions	236	175
Other	567	467
Total Other Expenses	7,992	6,827
Income before Income Taxes	1,844	289
INCOME TAX EXPENSE (BENEFIT)	658	(1,241)
Net Income	$ 1,186	$ 1,530
BASIC EARNINGS PER SHARE	$ 0.17	$ 0.23
DILUTED EARNINGS PER SHARE	$ 0.16	$ 0.21

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2008 and 2007

(In Thousands, Except Share Data)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE - DECEMBER 31, 2006	$ 6,629	$ 20,758	$ (2,994)	$ (745)	$ -	$ 23,648
Comprehensive income:						
Net income	-	-	1,530	-	-	1,530
Net change in unrealized loss on securities available for sale, net of income tax effects	-	-	-	821	-	821
Total Comprehensive Income						2,351
Exercise of stock options, 35,436 shares	35	67	-	-	-	102
Sale of 221,537 shares of common stock at $10 per share, net of offering costs of $43	222	1,950	-	-	-	2,172
BALANCE - DECEMBER 31, 2007	6,886	22,775	(1,464)	76	-	28,273
Comprehensive income:						
Net income	-	-	1,186	-	-	1,186
Net change in unrealized gain on securities available for sale, net of income tax effects	-	-	-	898	-	898
Total Comprehensive Income						2,084
Exercise of stock options, 4,827 shares	5	12	-	-	-	17
Purchase treasury stock, 353 shares at $9.73 per share	-	-	-	-	(3)	(3)
BALANCE - DECEMBER 31, 2008	$ 6,891	$ 22,787	$ (278)	$ 974	$ (3)	$ 30,371

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31, 2008	2007
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,186	$ 1,530
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	429	390
Amortization of deferred loan costs	171	120
Depreciation and amortization	407	383
Net accretion of investment security premiums and discounts	(42)	(26)
Deferred income taxes	403	(1,241)
Increase in accrued interest receivable	(59)	(117)
Increase in other assets	(62)	(85)
(Decrease) increase in accrued interest payable	(1,554)	1,016
Increase in other liabilities	865	27
Net Cash Provided by Operating Activities	1,744	1,997
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(11,237)	(11,962)
Maturities, calls and principal repayments of securities available for sale	7,886	6,449
Net increase in loans	(42,935)	(41,536)
Increase in restricted investment in bank stock	(566)	(97)
Purchases of interest bearing time deposits	(1,694)	-
Purchases of premises and equipment	(176)	(839)
Net Cash Used in Investing Activities	(48,722)	(47,985)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	40,929	28,499
Net increase in securities sold under agreements to repurchase and federal funds purchased	8,054	4,165
Decrease in short-term borrowed funds	(6,093)	(6,842)
Proceeds from long-term borrowed funds	12,766	10,396
Proceeds from issuance of common stock	-	2,172
Proceeds from the exercise of stock options	17	102
Acquisition of treasury stock	(3)	-
Net Cash Provided by Financing Activities	55,670	38,492
Net Increase (Decrease) in Cash and Cash Equivalents	8,692	(7,496)
CASH AND CASH EQUIVALENTS - BEGINNING	3,362	10,858
CASH AND CASH EQUIVALENTS - ENDING	$ 12,054	$ 3,362
SUPPLEMENTARY CASH FLOWS INFORMATION		
Interest paid	$ 12,614	$ 10,747
Income taxes paid	$ 19	$ -

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Embassy Bancorp, Inc. and its wholly owned subsidiary, Embassy Bank For the Lehigh Valley (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Embassy Bancorp, Inc. (the "Holding Company") is a Pennsylvania corporation organized on November 11, 2008 and registered as a bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, as amended (the "BHC Act") and section 225.15 of Regulation Y. It owns all of the capital stock of Embassy Bank For the Lehigh Valley (the "Bank"), giving the Bank more flexibility in meeting its capital needs as the Bank continues to grow. Stockholders of the Bank exchanged each share of common stock of the Bank for one share of common stock of the Holding Company. The transaction was accounted for in a manner similar to the pooling-of-interests method of accounting. Accordingly, the financial information relating to the periods prior to November 11, 2008 are reported under the name of Embassy Bancorp, Inc. The Company, as a holding company, is subject to regulations of the Federal Reserve Board.

The Bank was incorporated as a bank in Pennsylvania on May 11, 2001 and opened its doors on November 6, 2001. The Bank was formed by a group of local business persons and professionals with significant prior experience in community banking in the Lehigh Valley area of Pennsylvania, the Bank's market area. As a state chartered bank, the Bank is subject to regulation by the Pennsylvania Department of Banking and the FDIC.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Concentrations of Credit Risk

Most of the Company's activities are with customers located in the Lehigh Valley area of Pennsylvania. Note 2 discusses the types of securities in which the Company invests. The concentrations of credit by type of loan are set forth in Note 3. The Company does not have any significant concentrations to any one specific industry or customer, with the exception of lending activity to a broad range of lessors of residential and non-residential real estate within the Lehigh Valley. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing demand deposits with bank, and federal funds sold. Generally, federal funds are purchased or sold for less than one week periods.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Unrealized gains and losses are reported as increases or decreases in other comprehensive income. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted Investments in Bank Stock

Restricted investments in bank stock consists of Federal Home Loan Bank stock (FHLB) and Atlantic Central Bankers Bank stock. Federal law requires a member institution of the FHLB to hold stock of its district FHLB according to a predetermined formula. The restricted stocks are carried at cost.

In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock. The Company had $2,035,000 of FHLB stock as of December 31, 2008.

Management evaluates the restricted stock for impairment in accordance with Statement of Position (SOP) 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB as of December 31, 2008.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Note 1 - Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and home equity loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives of the related assets; furniture, fixtures and equipment for five to ten years, leasehold improvements for ten to fifteen years, computer equipment and data processing software for three to five years, and automobiles for five years.

Transfers of Financial Assets

Transfers of financial assets, including sales of loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carry forwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Share

Basic earnings per share represents net income divided by the weighted-average common shares outstanding during the period, as adjusted for stock splits. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares (stock options) had been issued. The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2008 and 2007:

	2008	2007
	(Dollars In Thousands, Except Per Share Data)	
Net income	$ 1,186	$ 1,530
Weighted average shares outstanding	6,888,942	6,789,360
Dilutive effect of potential common shares, stock options	436,664	460,069
Diluted weighted average common shares outstanding	7,325,606	7,249,429
Basic earnings per share	$ 0.17	$ 0.23
Diluted earnings per share	$ 0.16	$ 0.21

Employee Benefit Plan

The Company has a 401(k) Plan (the "Plan") for employees. All employees are eligible to participate after they have attained the age of 21 and have also completed 12 consecutive months of service during which at least 1,000 hours of service are completed. The employees may contribute up to the maximum percentage allowable by law of their compensation to the Plan, and the Company provides a match of fifty percent of the first 8% percent to eligible participating employees. Full vesting in the Plan is prorated equally over a four-year period. The Company's contributions to the Plan for the years ended December 31, 2008 and 2007 were $74,000 and $65,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheet when they are funded.

Note 1 - Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income are as follows for the years ended December 31, 2008 and 2007:

	2008	2007
	(In Thousands)	
Unrealized holding gains on available for sale securities	$ 1,362	$ 860
Less: Reclassification adjustment for realized gains (losses)	-	-
	1,362	860
Tax effect	(464)	(39)
Net unrealized gains	$ 898	$ 821

Segment Reporting

The Company acts as an independent, community, financial services provider, and offers traditional banking and related financial services to individual, business and government customers. The Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and home equity loans; and the provision of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share Based Payment*. Statement No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Statement No. 123(R) requires that companies that utilized the minimum value method under Statement No. 123 adopt the new fair value accounting prospectively for new or modified grants on or after January 1, 2006. Prospective adoption means that awards granted in earlier fiscal years continue to be accounted for using the existing accounting, typically APB Opinion No. 25. For the years ended December 31, 2008 and 2007, there were no stock options granted.

New Accounting Standards

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have

Note 1 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

on an entity's financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one "linked" transaction. The FSP includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (EITF 06-4) "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements." The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policies that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FASB No. 106 (if, in substance, a postretirement benefit plan exists) or, Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The Company adopted this standard on January 1, 2008 and such adoption did not have an effect on the financial statements.

FASB Statement No. 157 "Fair Value Measurements" defines fair value, establishes a framework for measuring the fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 17 – Fair Value of Financial Instruments).

FASB Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" permits entities to choose to measure eligible items at fair value at specified election dates. The Company did not elect to apply this statement to any items in the year ended December 31, 2008.

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations completed beginning January 1, 2009.

FASB Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company

Note 1 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. The Company adopted SAB 110 on January 1, 2008 and it did not have an effect on the consolidated financial statements.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company adopted SAB 109 on January 1, 2008 and it did not have an effect on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

In September 2008, the FASB ratified EITF Issue No. 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement" (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (FIN) 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP SFAS 140-4 and FIN 46(R)-8). FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), "Consolidation of Variable Interest Entities", to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The implementation of these standards did not have a material impact on the Company's consolidated financial position and results of operations.

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment of Guidance of EITF Issue No. 99-20" (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The implementation of these standards did not have a material impact on the Company's consolidated financial position and results of operations.

Note 1 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In November 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-6, "Equity Method Investment Accounting Considerations". EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

Note 2 - Securities Available for Sale

The amortized cost and approximate fair values of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2008				
U.S. Government agency securities	**$10,967**	**$ 730**	**$ -**	**$11,697**
Taxable municipal bonds	**5,485**	**26**	**(65)**	**5,446**
Mortgage-backed securities	**36,322**	**800**	**(14)**	**37,108**
	$52,774	**$ 1,556**	**$ (79)**	**$54,251**
December 31, 2007				
U.S. Government agency securities	$10,955	$ 191	$ -	$11,146
Taxable municipal bonds	3,909	-	(53)	3,856
Mortgage-backed securities	34,517	255	(278)	34,494
	$49,381	$ 446	$ (331)	$49,496

The amortized cost and fair value of securities as of December 31, 2008 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in less than one year	**$ -**	**$ -**
Due in one to five years	**12,510**	**13,130**
Due in five to ten years	**3,942**	**4,013**
Mortgage-backed securities	**36,322**	**37,108**
	$52,774	**$54,251**

There were no sales of securities during 2008 and 2007.

Note 2 - Securities Available for Sale (Continued)

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
December 31, 2008						
Taxable municipal bonds	$2,346	$ (65)	$ -	$ -	$ 2,346	$ (65)
Mortgage-backed securities	3,719	(14)	-	-	3,719	(14)
	$6,065	$ (79)	$ -	$ -	$6,065	$ (79)
December 31, 2007						
Taxable municipal bonds	$2,966	$(25)	$ 890	$ (28)	$ 3,856	$ (53)
Mortgage-backed securities	5,483	(14)	12,326	(264)	17,809	(278)
	$8,449	$(39)	$13,216	$(292)	$21,665	$(331)

The Company had 16 securities in an unrealized loss position at the end of December 31, 2008. Unrealized losses detailed above relate to taxable municipal and mortgage-backed securities and the decline in fair value is due only to interest rate fluctuations. As the Company has the intent and ability to hold such investments until maturity or market price recovery, no securities are deemed to be other than temporarily impaired. None of the individual unrealized losses are significant.

Securities with carrying values of approximately $34,752,000 and $28,607,000 at December 31, 2008 and 2007, respectively, were pledged as collateral to secure securities sold under agreements to repurchase, public deposits, and for other purposes required or permitted by law.

Note 3 - Loans Receivable

The composition of loans receivable at December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)	
Commercial real estate	**$ 148,881**	$ 125,021
Commercial construction	**6,886**	2,969
Commercial	**24,096**	22,583
Home equity	**136,739**	123,774
Consumer	**2,726**	2,216
Total Loans	**319,328**	276,563
Unearned net loan origination costs	**252**	253
Allowance for Loan Losses	**(2,932)**	(2,503)
	$ 316,648	$ 274,313

Note 4 - Allowance for Loan Losses

The changes in the allowance for loan losses for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Allowance for loan losses:		
Balance, beginning	**$ 2,503**	$ 2,426
Provision for loan losses	**429**	390
Loans charged off	**-**	(313)
Recoveries	**-**	-
Balance at end of year	**$ 2,932**	$ 2,503
Allowance for loan losses to loans receivable at end of year	**0.92%**	0.90%

There was no recorded investment in impaired loans at December 31, 2008 and 2007. The Company had no other impaired loans for the year ended December 31, 2008. The Company had two impaired loans in 2007 which were charged off in 2007. No interest income was recognized in 2007 for the time the loans were impaired during 2007. No impaired loan allowance was required at December 31, 2008 and 2007.

As of December 31, 2008 and 2007, the Company had no non-accrual loans. The Company had $818,000 in loans to one borrower that were past due 90 days or more and still accruing interest at December 31, 2008, but which management expects will eventually be paid in full, and none at December 31, 2007. The Company charged off no loans in 2008.

Note 5 - Bank Premises and Equipment

The components of premises and equipment at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Furniture, fixtures and equipment	$ 1,206	$ 1,206
Leasehold improvements	1,528	1,528
Computer equipment and data processing software	640	573
Automobiles	92	65
Construction in progress	320	254
	3,787	3,626
Accumulated depreciation	(1,556)	(1,164)
	$2,231	$2,462

Note 6 - Deposits

The components of deposits at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Demand, non-interest bearing	$ 16,194	$ 15,150
Demand, interest-bearing NOW and money market	31,437	46,095
Savings	103,863	37,489
Time, $100 and over	65,344	59,421
Time, other	90,732	108,486
Total deposits	$ 307,570	$ 266,641

At December 31, 2008, the scheduled maturities of time deposits are as follows (in thousands):

2009	$134,687
2010	9,790
2011	9,884
2012	888
2013	827
	$156,076

Note 7 - Securities Sold under Agreements to Repurchase and Federal Funds Purchased

Securities sold under agreements to repurchase and federal funds purchased generally mature within a few days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Securities sold under these agreements are retained under the Company's control at its safekeeping agent. The Company may be required to provide additional collateral based on the fair value of the underlying securities. Information concerning securities sold under agreements to repurchase for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
	(Dollars in Thousands)	
Balance outstanding at December 31	**$26,019**	$17,965
Weighted average interest rate at the end of the year	**2.68%**	4.28%
Average daily balance during the year	**$21,037**	$16,913
Weighted average interest rate during the year	**3.10%**	4.22%
Maximum month-end balance during the year	**$26,019**	$21,248

Note 8 – Short-term and Long-term Borrowings

The Company's maximum borrowing capacity with the Federal Home Loan Bank was $193,938,000. The Company had no short-term borrowings outstanding with the Federal Home Loan Bank at December 31, 2008 and $6,093,000 at December 31, 2007 and long-term borrowings outstanding with the Federal Home Loan Bank totaling $21,762,000 at December 31, 2008 and $10,396,000 at December 31, 2007.

The Company has a line of credit with Univest National Bank and Trust Company totaling $6,000,000. As of December 31, 2008 the outstanding balance was $1,400,000. Advances from this line of credit are secured by 500,000 shares of Embassy Bank for the Lehigh Valley stock. Interest on the borrowing is a fixed rate of 7.5%. The loan matures in November 2013. Under the terms of the loan agreement, the Bank is required to remain well capitalized.

The Company also has an open line of credit with Federal Home Loan Bank totaling $25,000,000. The Company had no borrowings outstanding at December 31, 2008 and 2007, respectively for this credit line. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Company.

The Company has a federal fund line of credit facility with the Atlantic Central Bankers Bank totaling $6,000,000. The Company had no borrowings outstanding at December 31, 2008 and $3,375,000 at December 31, 2007. Advances on this line are unsecured.

Note 8 – Short-term and Long-term Borrowings (Continued)

The components of long-term borrowings with the Federal Home Loan Bank at December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007	
Maturity Date	**Interest Rate**	**Outstanding**	**Interest Rate**	**Outstanding**
April 2009	4.27%	**$ 1,850**	4.27%	$ 1,850
August 2009	4.80%	**1,428**	4.80%	1,428
January 2010	3.50%	**2,000**	-	-
May 2010	4.75%	**7,118**	4.75%	7,118
January 2012	3.23%	**1,479**	-	-
June 2013	3.86%	**4,834**	-	-
August 2013	3.98%	**3,052**	-	-
		$21,762		$10,396

The components of short-term borrowings with the Federal Home Loan Bank at December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007	
Maturity Date	**Interest Rate**	**Outstanding**	**Interest Rate**	**Outstanding**
September 2008	-	**$ -**	4.78%	$ 6,093

Note 9 - Lease Commitments

The Company has a ten-year operating lease agreement for its main banking office, which commenced in June 2002. The Company has the option to extend the lease agreement for five additional five-year periods. An addendum to this lease commenced in the second quarter 2005 for additional space. The Company is also required to pay a monthly fee for its portion of certain operating expenses, including real estate taxes, insurance, utilities, maintenance and repairs in addition to the base rent.

In November 2002, an investment group comprised of related parties of the Company (executive officers and directors) agreed to purchase the office building in which the Company leases office space as described above. The purchase was consummated on January 10, 2003. The initial lease terms for the Company's lease were negotiated at arm's length with the former owner in 2001. There were no modifications or amendments to the terms of that lease agreement by the new owners. The lease terms for the additional space in 2005 are comparable to similarly outfitted space in the Company's market.

The Company has a five-year operating lease agreement for its Tilghman Street site, which commenced in April 2004. The Company has the option to extend the lease agreement for four additional five-year periods. The Company is also required to pay a monthly fee for its portion of certain operating expenses, including real estate taxes, insurance, utilities, maintenance and repairs in addition to the base rent.

In March 2006, the Company entered into a lease agreement with a related party of the Company (director) for a five-year operating lease agreement for its West Broad Street site, which commenced in September 2006. The Company has

Note 9 - Lease Commitments (Continued)

the option to extend the lease agreement for four additional five-year periods and a final renewal option of four years, eleven months.

In July 2005, the Company entered into a ground lease agreement for a branch location on Cedar Crest Boulevard in Allentown, which commenced in 2007. A building is currently under construction on the site and is expected to be completed by the third quarter of 2009. Subsequent to December 31, 2008, the Company committed to a lease agreement for this fifth branch location which will terminate the ground lease. The new lease is included in the minimum lease payment schedule.

In October 2005, the Company entered into a seven year operating lease agreement for its Hamilton Boulevard branch location in Trexlertown, which commenced in January 2007. The Company has the option to extend the lease agreement for one additional five-year period and a final renewal option of four years, ten months. The Company is also required to pay a monthly fee for its portion of certain operating expenses, including real estate taxes, insurance, utilities, maintenance and repairs in addition to the base rent.

In June 2008, the Company entered into a commercial lease agreement for a potential branch location on Route 378 in Lower Saucon Township, which is expected to open in 2009.

Subsequent to December 31, 2008, the Company entered into a land lease agreement for a branch location on Corriere Road and Route 248 in Lower Nazareth Township. The agreement is contingent upon completing proper due diligence of the site, including title, survey, and environmental matters, planning and zoning approvals, and proper banking regulatory approvals.

Future minimum lease payments by year and in the aggregate, under all lease agreements, are as follows (in thousands):

	Related Parties	Third Parties	Total
2009	$298	$352	$650
2010	298	562	860
2011	298	562	860
2012	156	563	719
2013	45	568	613
Thereafter	120	4,493	4,613
	$1,215	$7,100	$8,315

Total rent expense was $578,000 and $558,000 for the years ended December 31, 2008 and 2007, respectively. Rent expense to related parties was $306,000 and $306,000 for the years ended December 31, 2008 and 2007. Rent expense to third parties was $272,000 and $252,000 for the years ended December 31, 2008 and 2007, respectively.

Note 10 - Employment Agreements

Employment agreements between the Company and the Company's Chief Executive Officer and Chief Operating Officer provide minimum annual salary, maximum bonuses, minimum stock options and change of control provisions. In addition, the terms of both employment agreements automatically renew annually for five year periods until each executive reaches the age of seventy (70). Upon resignation after a change in the control of the Company, as defined in the agreement, the individual will receive monetary compensation in the amount set forth in the agreement.

Note 10 - Employment Agreements (Continued)

Employment agreement terms between the Company and the Company's Executive Vice President ("the EVP") providing change of control provisions were renegotiated on February 20, 2009. The Boards of Directors of the Company approved the execution of an amended and restated employment agreement (the "Agreement") with the EVP of the Company, in order to provide for enhanced change in control provisions, and to replace the employment agreement dated July 16, 2004, between the EVP and the Bank, as subsequently amended on December 17, 2006 (the "Prior Agreement"). The Agreement provides for a three year term, with successive annual automatic one year extensions, such that there is never less than three years remaining on the Agreement, at such salary and bonuses as shall be agreed between the EVP and the Company.

Note 11 - Stockholders' Equity

All historical share and per share information has been retroactively adjusted for the effect of all stock splits declared by the Bank, including the three-for-two stock split declared October 26, 2007.

On December 26, 2006, the Bank commenced the sale of 300,000 shares of its common stock at $10 per share. The shares were offered through January 31, 2007 exclusively to existing shareholders and thereafter to the general public. In May 2007, the Bank extended the offering to August 31, 2007. As of August 31, 2007, the Bank sold 221,537 shares of its common stock and incurred $43 thousand in stock issuance costs and the offering was closed.

On November 11, 2008, the Company consummated its acquisition of Embassy Bank For The Lehigh Valley pursuant to a Plan of Merger and Reorganization dated April 18, 2008, pursuant to which the Bank was reorgnized into a bank holding company structure. At the effective time of the reorganization, each share of common stock of Embassy Bank For The Lehigh Valley issued and outstanding was automatically converted into one share of Company common stock. The issuance of Company common stock in connection with the reorganization was exempt from registration pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

Note 12 - Stock Option Plan

In 2001, the Company adopted the 2001 Option Plan. The Plan authorizes the Board of Directors to grant options to officers, other employees and directors of the Company. In 2004, the shareholders voted to increase the number of shares for which options may be granted to 1,518,750, as adjusted for the stock splits in 2004, 2005 and 2007. The shares granted under the Plan to directors are non-qualified options. The shares granted under the Plan to officers and other employees are "incentive stock options," and are subject to the limitations under Section 422 of the Internal Revenue Code. Shares subject to options under the Plan may be either from authorized but unissued shares of the Company or shares purchased in the open market.

All options granted under the Plan are subject to vesting requirements of not less than three years and the term shall not exceed ten years. The exercise price of the options granted shall be the fair market value of a share of common stock at the time of the grant.

Note 12 - Stock Option Plan (Continued)

All number of options and weighted average exercise prices have been adjusted for the stock splits in 2004, 2005, and 2007. Transactions under the plan are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2006	953,554	$ 3.77
Granted	-	-
Exercised	(35,436)	2.88
Forfeited	(300)	10.00
Outstanding, December 31, 2007	917,818	$ 3.81
Granted	-	-
Exercised	**(4,827)**	**3.29**
Forfeited	**(3,317)**	**8.27**
Outstanding, December 31, 2008	**909,674**	**$ 3.79**
Exercisable, December 31, 2008	**909,674**	**$ 3.79**

Stock options outstanding at December 31, 2008 are exercisable at prices ranging from $2.84 to $10.00 a share. The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2008 is 2.72 years. The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2007 is 3.73 and 3.64 years, respectively. At December 31, 2008, the aggregate intrinsic value of options outstanding and exercisable was $5,421,705. For the years ending December 31, 2008 and 2007, the aggregate intrinsic value of options exercised was $32,411 and $252,170, respectively.

The following table summarizes information about the range of exercise prices for stock options outstanding at December 31, 2008:

Range of Exercise Price	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable
$2.00 to $3.00	**$2.84**	**674,587**	**2.03**	**674,587**
$3.00 to $4.00	**3.91**	**97,028**	**3.52**	**97,028**
$6.00 to $7.00	**6.40**	**62,695**	**5.00**	**62,695**
$9.00 to $10.00	**10.00**	**75,364**	**6.00**	**75,364**
		909,674		**909,674**

Note 13 - Federal Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Current	$ 255	$ 98
Deferred	403	(214)
Benefit of reduction in deferred tax asset valuation allowance	-	(1,125)
	$ 658	$(1,241)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax benefit included in the statement of income for the years ended December 31, 2008 and 2007 is as follows (in thousands):

	2008	2007
	(In Thousands)	
Federal income tax at statutory rate	$ 627	$ 98
Change in valuation allowance	-	(1,353)
Other	31	14
	$ 658	$ (1,241)

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007 and has evaluated its tax positions. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Under the "more likely than not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. As of January 1, 2007, January 1, 2008, and December 31, 2008 the Company had no material unrecognized tax benefits or accrued interest and penalties. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expense. The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by U.S. Federal taxing authorities for years before 2004.

Note 13 – Federal Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$963	$ 840
Net operating loss carryforwards	-	545
Contributions carryforward	191	220
Other	122	68
Total Deferred Tax Assets	1,276	1,673
Deferred tax liabilities:		
Premises and equipment	48	92
Prepaid assets	168	136
Stock options	86	-
Cash basis conversion	136	204
Unrealized gain on securities available for sale	503	39
Total Deferred Tax Liabilities	941	471
Net Deferred Tax Asset	$ 335	$ 1,202

Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 14 - Transactions with Executive Officers, Directors and Principal Stockholders

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Related parties were indebted to the Company for loans totaling $7,044,000 and $7,091,000 at December 31, 2008 and 2007, respectively. During 2008, loans totaling $1,388,000 were disbursed and loan repayments totaled $1,435,000.

Fees paid to related parties for legal services for the years ended December 31, 2008 and 2007, were approximately $24,000 and $41,000, respectively. The Company leases its main banking office from an investment group comprised of related parties and its West Broad Street office also from a related party as described in Note 9.

Note 15 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The

Note 15 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2008	2007
	(In Thousands)	
Commitments to grant loans, fixed	$ 311	$ 2,631
Commitments to grant loans, variable	300	4,974
Unfunded commitments under lines of credit, fixed	886	2,353
Unfunded commitments under lines of credit, variable	43,000	30,058
Standby letters of credit	2,743	1,960
	$47,240	$41,976

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these letters of credit as deemed necessary. The maximum undiscounted exposure related to these commitments at December 31, 2008 and 2007 was $2,743,000 and $1,960,000, respectively, and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $2,698,000 and $1,925,000, respectively. The current amount of the liability as of December 31, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

Note 16 - Regulatory Matters

The Company is required to maintain cash reserve balances in vault cash and with the Federal Reserve Bank. As of December 31, 2008, the Company had a $495,000 minimum reserve balance, which was covered by vault cash.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Note 16 – Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2008 and 2007 are presented below:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar Amounts in Thousands)					
December 31, 2008:						
Total capital (to risk-weighted assets)	$33,637	11.7 %	$≥ 22,917	≥8.0 %	$≥ 28,646	≥10.0 %
Tier 1 capital (to risk-weighted assets)	30,705	10.7	≥ 11,459	≥4.0	≥ 17,188	≥ 6.0
Tier 1 capital (to average assets)	30,705	8.1	≥ 15,260	≥4.0	≥ 19,075	≥ 5.0
December 31, 2007:						
Total capital (to risk-weighted assets)	$29,911	12.0 %	$≥ 19,874	≥8.0 %	$≥ 24,843	≥10.0 %
Tier 1 capital (to risk-weighted assets)	27,408	11.0	≥ 9,937	≥4.0	≥ 14,906	≥ 6.0
Tier 1 capital (to average assets)	27,408	8.4	≥ 13,135	≥4.0	≥ 16,418	≥ 5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare due to regulatory considerations. The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings.

The Federal Reserve Board approved a final rule in February 2006 that expands the definition of a small bank holding company ("BHC") under the Board's Small Bank Holding Company Policy Statement and the Board's risk-based and leverage capital guidelines for bank holding companies. In its revisions to the Policy Statement, the Federal Reserve Board has raised the small BHC asset size threshold from $150 million to $500 million and amended the related qualitative criteria for determining eligibility as a small BHC for the purposes of the policy statement and the capital guidelines. The policy statement facilitates the transfer of ownership of small community banks by permitting debt levels at small BHCs that are higher than what would typically be permitted for larger BHCs. Because small BHCs may, consistent with the policy statement, operate at a level of leverage that generally is inconsistent with the capital guidelines, the capital guidelines provide an exemption for small BHCs. Based on the ruling, Embassy Bancorp, Inc. meets the eligibility criteria of a small BHC and is exempt from regulatory capital requirements administered by the federal banking agencies.

Note 17 - Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP 157-3"), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company's December 31, 2008 consolidated financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

The primary effect of SFAS 157 on the Company was to expand the required disclosures pertaining to the methods used to determine fair values.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 17 - Fair Value of Financial Instruments (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows (in thousands):

	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Securities available for sale	$54,251	$-0-	$54,251	$-0-

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Interest Bearing Time Deposits (Carried at Cost)

Fair values for fixed-rate time certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits. The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Securities (Carried at Fair Value)

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Note 17 - Fair Value of Financial Instruments (Continued)

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS 114"), in which the Bank has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. There were no impaired loans at December 31, 2008 and 2007, respectively.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Agreements to Repurchase and Federal Funds Purchased (Carried at Cost)

These borrowings are short term and the carrying amount approximates the fair value.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Borrowings (Carried at Cost)

Fair values of FHLB and Univest advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB and Univest advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

Note 17 - Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

The estimated fair values of the Company's financial instruments were as follows at December 31, 2008 and 2007.

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$12,054	$12,054	$3,362	$3,362
Interest bearing time deposits	1,694	1,694	-	-
Securities available-for-sale	54,251	54,251	49,496	49,496
Restricted investments in bank stock	2,075	2,075	1,509	1,509
Loans receivable, net of allowance	316,648	321,814	274,313	268,893
Accrued interest receivable	1,197	1,197	1,138	1,138
Financial liabilities:				
Deposits	307,570	316,726	266,641	264,651
Securities sold under agreements to repurchase and federal funds purchased	26,019	26,019	17,965	17,965
Short-term borrowings	-	-	6,093	6,093
Long-term borrowings	23,162	24,203	10,396	10,596
Accrued interest payable	2,563	2,563	4,117	4,117
Off –balance sheet financial instruments:				
Commitments to grant loans	-	-	-	-
Unfunded commitments under lines of credit	-	-	-	-
Standby letters of credit	-	-	-	-

Note 18 – Parent Company Only Financial

Condensed financial information pertaining only to the parent company, Embassy Bancorp Inc., is as follows:

BALANCE SHEETS

	December 31, 2008 *(In Thousands)*
ASSETS	
Cash	$ 100
Other assets	7
Investment in subsidiary	30,703
Total Assets	$ 30,810
LIABILITIES AND STOCKHOLDERS' EQUITY	
Long-term borrowings	$ 1,400
Other liabilities	15
Stockholders' equity	29,395
Total Liabilities and Stockholders' Equity	$ 30,810

STATEMENT OF INCOME

	Year Ended December 31, 2008 *(In Thousands)*
Interest expense on borrowings	$ (1)
Other expenses	(6)
Undistributed net income of banking subsidiary	1,191
Income before income taxes	1,844
Income tax expense	(658)
Net income	$ 1,186

Note 18 – Parent Company Only Financial (Continued)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008 *(In Thousands)*
Cash Flows from Operating Activities:	
Net income	$ 1,186
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in other assets and liabilities	8
Equity in undistributed net income of banking subsidiary	(1,191)
Net Cash Provided by Operating Activities	**3**
Cash Flows from Investing Activities:	
Capital contribution to banking subsidiary	(1,317)
Net Cash Used in Investing Activities	**(1,317)**
Cash Flows from Financing Activities:	
Proceeds from long-term borrowings	1,400
Proceeds from exercise of stock options	17
Purchase of treasury stock	(3)
Net Cash Provided by Financing Activities	**1,414**
Net Increase in Cash	**100**
Cash – Beginning	**-**
Cash - Ending	**$ 100**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EMBASSY BANCORP, INC.

This discussion and analysis provides an overview of the consolidated financial condition and results of operations of the Company for the years ended December 31, 2008 and 2007. This discussion should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this report.

Forward-looking Statements

This discussion contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Bank operations and policies and regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions that, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty.

Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact the Company's operating results include, but are not limited to, (i) the effects of changing economic conditions in the Company's market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact the Company's operations, and (iv) other external developments which could materially affect the Company's business and operations.

Critical Accounting Policies

Note 1 to the Company's financial statements lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions. The Company believes that its determination of the allowance for loan losses involves a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

The allowance for loan losses is established through the provision for loan losses, which is a charge against earnings. Provision for loan losses is made to reserve for estimated probable losses on loans. The allowance for loan losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in actual and forecasted credit quality, including delinquency, charge-off and bankruptcy rates, and current economic conditions that may affect a borrower's ability to pay. The use of different estimates of assumptions could produce different provision for loan losses. For additional discussion concerning the Company's allowance for loan losses and related matters, see "Provision for Loan Losses" and "Allowance for Loan Losses."

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carryforwards and their tax basis. Deferred tax assets are reduced by a valuations allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share Based Payment. Statement No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Statement No. 123(R) requires that companies that utilized the minimum value method under Statement No. 123 adopt the new fair value accounting prospectively for new or modified grants on or after January 1, 2006. Prospective adoption means that awards granted in earlier fiscal years continue to be accounted for using the existing accounting, typically APB Opinion No. 25. For the years ended December 31, 2008 and 2007, there were no stock options granted.

GENERAL

Embassy Bancorp, Inc. (the "Company") is a Pennsylvania corporation organized in 2008 and registered as a bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, as amended (the "BHC Act") and section 225.15 of Regulation Y. The Company was formed for purposes of acquiring Embassy Bank For The Lehigh Valley in connection with the reorganization of the Bank into a bank holding company structure, which reorganization was consummated on November 11, 2008. Accordingly, the Company owns all of the capital stock of the Bank, giving the organization more flexibility in meeting its capital needs as the Company continues to grow. As such, the consolidated financial statements contained herein include the accounts of the Company and the Bank.

The Bank was originally incorporated as a Pennsylvania bank on May 11, 2001 and opened its doors on November 6, 2001. It was formed by a group of local business persons and professionals with significant prior experience in community banking in the Lehigh Valley area of Pennsylvania, the Bank's primary market area.

OVERVIEW

The Company's assets grew $57.1 million from $334.0 million at December 31, 2007 to $391.1 million at December 31, 2008. The Company's deposits grew $41.0 million from $266.6 million at December 31, 2007 to $307.6 million at December 31, 2008. During the same period, loans receivable, net of the allowance for loan losses, increased $42.3 million to $316.6 million at December 31, 2008 from $274.3 million at December 31, 2007. The market is very competitive and the Company is committed to maintaining a high quality portfolio that returns a reasonable market rate. The Company expects increased lending activity, as the Company expands its presence in the market and becomes more widely known. The lending staff has been active in contacting new prospects and promoting the Company's name in the community. Management believes that this will translate into continued growth of a portfolio of quality loans, although there can be no assurance of this.

The Company reported net income of $1,186,000 for the year ended December 31, 2008 as compared to net income of $1,530,000 for the year ended December 31, 2007. For year ended December 31, 2007, $1,241,000 of the net income was due to the income tax benefit of the net change in the valuation allowance on deferred taxes.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments; interest-bearing deposits and borrowings make up the cost of funds. Non-interest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income.

2008 Compared to 2007

Total interest income for the year ended December 31, 2008 was $20,664,000 compared to $18,809,000 for the year ended December 31, 2007. Total interest expense for the year ended December 31, 2008 was $11,060,000 compared to $11,763,000 for the year ended December 31, 2007. The increase in interest income is due to growth in loan balances as well as investment securities. The decrease in interest expense is due to the lower interest rate environment. Net interest income increased to $9,604,000 for the year ended December 31, 2008 compared to $7,046,000 for the year ended December 31, 2007.

Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Interest spread is the mathematical difference between the average interest earned on earning assets and interest paid on interest bearing liabilities. Interest margin represents the net interest yield on earning assets and is derived by dividing net interest income by average earning assets. In a mature financial institution the interest margin gives a reader better indicators of asset earning results when compared to peer groups or industry standards.

The Company's net interest margin for the year ended December 31, 2008 was 2.73% compared to 2.32% for the year ended December 31, 2007. The increase in the margin is due primarily to the increase in loan balances as well as current market conditions which have significantly reduced deposit account rates and had a lesser impact on loan rates. During this difficult market environment, the Company continued to grow and attract deposits and loans at competitive rates.

The following table includes the average balances, interest income and expense and the average rates earned and paid for assets and liabilities for the periods presented. All average balances are daily average balances.

Average Balances, Rates and Interest Income and Expense

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield	Average Balance	Interest	Yield
				(Dollars In Thousands)					
ASSETS									
Total loans	$ 300,162	$ 18,272	6.09%	$ 253,573	$ 16,350	6.45%	$ 206,595	$ 12,824	6.21%
Investment securities	48,763	2,346	4.81%	47,514	2,305	4.85%	43,300	1,958	4.52%
Federal funds sold	1,807	29	1.60%	2,905	149	5.13%	2,316	119	5.14%
Time deposits	311	12	3.86%	-	-	-	-	-	-
Interest bearing deposits with banks	502	5	1.00%	105	5	4.76%	114	5	4.39%
TOTAL INTEREST EARNING ASSETS	351,545	20,664	5.88%	304,097	18,809	6.19%	252,325	14,906	5.91%
Less allowance for loan losses	(2,706)			(2,489)			(2,061)		
Other assets	8,921			7,719			6,396		
TOTAL ASSETS	$ 357,760			$ 309,327			$ 256,660		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing demand deposits, NOW and money market	$ 36,299	$ 712	1.96%	$ 55,596	$ 1,707	3.07%	$ 58,924	$ 1,815	3.08%
Savings	73,833	2,229	3.02%	18,146	639	3.52%	4,536	48	1.06%
Certificates of deposit	152,557	6,374	4.18%	161,550	8,029	4.97%	137,707	6,101	4.43%
Securities sold under agreements to repurchase and other borrowings	47,807	1,745	3.65%	30,454	1,388	4.56%	16,370	754	4.61%
TOTAL INTEREST BEARING LIABILITIES	310,496	11,060	3.56%	265,746	11,763	4.43%	217,537	8,718	4.01%
Non-interest bearing demand deposits	15,102			14,465			15,207		
Other liabilities	3,720			3,653			2,491		
Stockholders' equity	28,442			25,463			21,425		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 357,760			$ 309,327			$ 256,660		
Net interest income		$ 9,604			$ 7,046			$ 6,188	
Net interest spread			2.32%			1.76%			1.90%
Net interest margin			2.73%			2.32%			2.45%

The table below demonstrates the relative impact on net interest income of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities.

	2008 vs. 2007 Increase (decrease) due to changes in:			2007 vs. 2006 Increase (decrease) due to changes in:		
	(In Thousands)					
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Total loans	$ 3,004	$ (1,082)	$ 1,922	$ 2,916	$ 610	$ 3,526
Investment securities	61	(20)	41	191	155	346
Federal funds sold	(56)	(64)	(120)	30	-	30
Time Deposits	-	12	12	-	-	-
Interest bearing deposits with banks	19	(19)	-	-	-	-
Total net change in income on interest-earning assets	3,028	(1,173)	1,855	3,137	765	3,902
Interest-bearing liabilities:						
Interest bearing demand deposits, NOW and money markets	(592)	(403)	(995)	(102)	(5)	(107)
Savings	1,961	(371)	1,590	144	447	591
Certificates of deposit	(447)	(1,208)	(1,655)	1,056	872	1,928
Total deposits	922	(1,982)	(1,060)	1,098	1,314	2,412
Securities sold under agreements to repurchase and other borrowings	791	(434)	357	649	(16)	633
Total net change in expense on interest-bearing liabilities	1,713	(2,416)	(703)	1,747	1,298	3,045
Change in net interest income	$ 1,315	$ 1,243	$ 2,558	$ 1,390	$ (533)	$ 857

Provision for Loan Losses

The provision for loan losses represents the expense recognized to fund the allowance for loan losses. This amount is based on many factors that reflect management's assessment of the risk in its loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company.

For the year ended December 31, 2008, the provision for loan losses was $429,000 compared to $390,000 for the year ended December 31, 2007. The allowance for loan losses as of December 31, 2008 was $2,932,000, which represents 0.92% of outstanding loans at December 31, 2008, which is comparable to the prior year-end of $2,503,000 representing 0.90% of outstanding loans. Based principally on current economic conditions, perceived asset quality, loan-loss experience of comparable institutions in the Company's market area, the allowance is believed to be adequate. The increase in the percentage of allowance for loan losses to outstanding loans between December 31, 2007 and December 31, 2008 was primarily due to an increase in loan volume.

Non-interest Income

Non-interest income is derived from the Company's operations and represents primarily service charge income and fees on deposit relationships. Non-interest income also may include net gains and losses from the sale of available for sale securities. Total non-interest income was $661,000 for the year ended December 31, 2008 compared to $460,000 for the year ended December 31, 2007. This increase in non-interest income is due to increased service fees from the increase in the number of deposit accounts as well as an increase in merchant credit card processing services. There were no sales of securities in 2008 and 2007. As the account base grows and the

Company matures and develops additional sources of fee income; non-interest income will be a contributor to the overall profitability of the Company.

Non-interest Expense

Non-interest expenses represent the normal operating expenses of the Company. These expenses include salaries, employee benefits, occupancy, equipment, data processing, advertising and other expenses related to the overall operation of the Company.

Non-interest expenses for the year ended December 31, 2008 were $7,992,000, compared to $6,827,000 for the year ended December 31, 2007. The largest component increase was in salaries and benefits, which increased $505,000 or 15% due primarily to staff additions, increases in annual salaries and employee insurance benefits. At December 31, 2008, the Company had fifty-one full-time equivalent employees compared to forty-nine full-time equivalent employees at December 31, 2007. Occupancy and equipment expense increased $108,000 or 9% due to the addition of the new branch expenses, additions, maintenance and repairs of computer equipment, and software expenses. Data processing costs increased $130,000 or 25% due to increased volume of accounts and enhanced network support services. Advertising and marketing expense increased $54,000 or 12% due to product promotions and our image campaign within the community. Professional fees increased $50,000 or 19% due to increased costs and expansion of primarily third party auditing, regulatory and consulting services. FDIC insurance expense was $159,000 for the year ended December 31, 2008 compared to $146,000 for the ended December 31, 2007. Credit card expense increased $158,000 or 76% due to increased volume. Other expenses increased $147,000 or 18% due to the Company's growth.

A breakdown of other non-interest expenses is included in the statements of income in the Consolidated Financial Statements.

Income Taxes

The provision for income taxes was $658 thousand at December 31, 2008 compared to no provision at December 31, 2007, due to the utilization of net operating loss carryforwards. Due to recognition of its deferred taxes at December 31, 2007, the Company had an income tax benefit of $1,241,000 for the year ended December 31, 2007. Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred taxes are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

FINANCIAL CONDITION

Securities

The Company's securities portfolio is classified, in its entirety, as "available for sale." Management believes that a portfolio classification of available for sale allows complete flexibility in the investment portfolio. Using this classification, the Company intends to hold these securities for an indefinite amount of time but not necessarily to maturity. Such securities are carried at fair value with unrealized gains or losses reported as a separate component of stockholders' equity. The portfolio is structured to provide maximum return on investments while providing a consistent source of liquidity and meeting strict risk standards. The Company holds no high-risk securities or derivatives as of December 31, 2008.

The Company's securities portfolio was $54,251,000 at December 31, 2008, a $4,755,000 increase from securities of $49,496,000 at December 31, 2007. The Company's securities have increased due to purchases in the amount of $11,237,000 offset by investment principal pay-downs and maturities. The carrying value of the securities portfolio as of December 31, 2008 includes a net unrealized gain of $1,477,000 as compared to a net unrealized gain of $115,000 as of December 31, 2007, which is recorded to accumulated other comprehensive income in stockholders' equity. This increase in the unrealized gain is due to the changes in market interest rates from 2007 to 2008, and therefore no securities are deemed to be other than temporarily impaired.

The following table sets forth the composition of the securities portfolio at fair value as of December 31, 2008, 2007, 2006, 2005, and 2004.

	2008	2007	2006	2005	2004
			(In Thousands)		
U.S. Treasury and agency obligations	$ 11,697	$ 11,146	$ 10,767	$ 10,766	$ 2,008
Mortgage-backed securities	37,108	34,494	28,510	27,760	31,449
Taxable municipal securities	5,446	3,856	3,820	3,781	-
Total Securities Available for Sale	$ 54,251	$ 49,496	$ 43,097	$ 42,307	$ 33,457

The following table presents the maturities and average weighted yields of the debt securities portfolio as of December 31, 2008. Maturities of mortgage-backed securities are based on estimated life. Yields are based on amortized cost.

Securities by Maturities
(Amortized Cost)

	1 year or Less		1-5 Years		5-10 Years		Over 10 Years		Total	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
					(Dollars In thousands)					
U.S. Government agency obligations	$ -	-	$ 9,975	4.42%	$ 992	4.70%	$ -	-	$ 10,967	4.44%
Taxable Municipal securities	$ -	-	$ 2,535	4.68%	$ 2,950	5.21%	$ -	-	$ 5,485	4.96%
Mortgage-backed securities	$ 1,944	4.26%	$ 24,610	4.76%	$ 9,183	5.54%	$ 585	4.92%	$ 36,322	4.93%
Total Debt Securities	$ 1,944	4.26%	$ 37,120	4.66%	$ 13,125	5.40%	$ 585	4.92%	$ 52,774	4.83%

Loans

The following table sets forth information on the composition of the loan portfolio by type at December 31, 2008, 2007, 2006, 2005, and 2004. All of the Company's loans are to domestic borrowers.

	December 31, 2008		December 31, 2007		December 31, 2006	
	Balance	Percentage of total Loans	Balance	Percentage of total Loans	Balance	Percentage of total Loans
			(Dollars In Thousands)			
Commercial real estate	$ 148,881	46.62%	$ 125,021	45.21%	$ 101,737	43.21%
Commercial construction	6,886	2.16%	2,969	1.07%	6,183	2.63%
Commercial	24,096	7.55%	22,583	8.17%	21,578	9.17%
Home equity	136,739	42.82%	123,774	44.75%	103,895	44.14%
Consumer	2,726	0.85%	2,216	0.80%	2,006	0.85%
Gross loans	319,328	100.00%	276,563	100.00%	235,399	100.00%
Unearned origination costs	252		253		194	
	$ 319,580		$ 276,816		$ 235,593	

	December 31, 2005		December 31, 2004	
	Balance	Percentage of total Loans	Balance	Percentage of total Loans
		(Dollars In Thousands)		
Commercial real estate	$ 77,854	43.46%	$ 47,435	41.87%
Commercial construction	2,626	1.47%	1,079	0.95%
Commercial	16,906	9.44%	15,058	13.29%
Home equity	80,726	45.07%	48,292	42.63%
Consumer	1,003	0.56%	1,431	1.26%
Gross loans	179,115	100.00%	113,295	100.00%
Unearned origination costs	207		169	
	$ 179,322		$ 113,464	

The following table shows the maturities of the commercial loan portfolio and the sensitivity of such loans to interest rate fluctuations at December 31, 2008.

	One year or Less	After One Year Through Five Years	After Five Years	Total
		(In Thousands)		
Commercial real estate	$ 24,002	$ 84,019	$ 40,860	$ 148,881
Commercial construction	3,108	3,778	-	6,886
Commercial	10,282	11,469	2,345	24,096
	$ 37,392	$ 99,266	$ 43,205	$ 179,863
Fixed Rates	$ 9,527	$ 90,375	$ 41,545	$ 141,447
Variable Rates	27,865	8,891	1,660	38,416
	$ 37,392	$ 99,266	$ 43,205	$ 179,863

Credit Risk and Loan Quality

In its lending activities, the Company seeks to develop sound credit relationships with customers who will grow with the Company. There has not been an effort to rapidly build the portfolio and earnings at the sacrifice of asset quality. The philosophy of seeking quality credits and building relationships while possibly forgoing income opportunities will continue.

The Company's loan policy establishes tiered lending authorities to individual officers of the Company, the Loan Committee and the Board of Directors. At December 31, 2008, the Company had two loans delinquent beyond ninety days for $818,000 to one borrower, as compared to no loans delinquent beyond ninety days at December 31, 2007, three loans delinquent, two to the same borrower for $206,000 at December 31, 2006, one loan delinquent for $102,000 at December 31, 2005 and no loans delinquent at December 31, 2004. At December 31, 2008 and 2007, the Company had no loans on non-accrual status compared to two loans on non-accrual status for $205,000 at December 31, 2006 and no loans on non-accrual status at years ending 2005 and 2004. At December 31, 2008, the Company had no loans charged off for the year compared to two loans totaling $313,000 charged off for the year ending 2007, and no loans charged off at years ending 2006, 2005, and 2004. It is the Company's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. The Company has had no other real estate owned as acquired through foreclosure.

Allowance for Loan Losses

Based upon current economic conditions, the composition of the loan portfolio and loan loss experience of comparable institutions in the Company's market areas, an allowance for loan losses has been provided at 0.92% of outstanding loans. Based on its knowledge of the portfolio and current economic conditions, management believes that as of December 31, 2008, the allowance is adequate to absorb reasonably anticipated losses. As of December 31, 2008, there were no loans where information known to management caused management to have serious doubts as to the ability of the borrower to comply with the current repayment terms.

The activity in the allowance for loan losses is shown in the following table as well as period end loans receivable and the allowance for loan losses as a percent of the total loan portfolio:

	December 31,				
	2008	2007	2006	2005	2004
			(In Thousands)		
Loans receivable at end of year	$ 319,580	$ 276,816	$ 235,593	$ 179,322	$ 113,464
Allowance for loan losses:					
Balance, beginning	$ 2,503	$ 2,426	$ 1,782	$ 1,198	$ 805
Provision for loan losses	429	390	644	584	393
Loans charged off	-	(313)	-	-	-
Recoveries	-	-	-	-	-
Balance at end of year	$ 2,932	$ 2,503	$ 2,426	$ 1,782	$ 1,198
Allowance for loan losses to loans receivable at end of year	0.92%	0.90%	1.03%	0.99%	1.06%

The following table details the allocation of the allowance for loan losses to the various categories. While allocations have been established for particular loan categories, management considers the entire allowance to be available to absorb losses in any category.

Allocation of the Allowance for Loan Losses

	December 2008	% of Gross Loans	December 2007	% of Gross Loans	December 2006	% of Gross Loans	December 2005	% of Gross Loans	December 2004	% of Gross Loans
					(Dollars In Thousands)					
Commercial real estate	$ 1,563	41.53%	$ 1,257	40.29%	$ 1,041	38.35%	$ 713	43.46%	$ 438	41.87%
Commercial construction	101	2.15%	47	1.07%	91	2.59%	60	1.47%	36	0.95%
Commercial	639	12.60%	623	13.03%	806	14.04%	611	9.44%	411	13.29%
Home equity	595	42.79%	530	44.33%	461	44.15%	382	45.07%	296	42.63%
Consumer	34	0.93%	46	1.28%	27	0.85%	16	0.56%	17	1.26%
Total Allowance for Loan Losses	$ 2,932	100.00%	$ 2,503	100.00%	$ 2,426	100.00%	$ 1,782	100.00%	$ 1,198	100.00%

Deposits

The Company, as growth continues, expects that the principal sources of its funds will be deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts, and certificates of deposit from the local market areas surrounding the Company's office. These accounts provide the Company with a source of fee income and a relatively stable source of funds.

Total deposits at December 31, 2008 were $307,570,000, an increase of $40,929,000, or 15.35%, over total deposits of $266,641,000 as of December 31, 2007.

The following table reflects the Company's deposits by category for the periods indicated. All deposits are domestic deposits.

	December 31, 2008	December 31, 2007	December 31, 2006
		(In Thousands)	
Demand, non-interest bearing	$ 16,194	$ 15,150	$ 15,855
Demand and money market, interest bearing	31,437	46,095	64,179
Savings	103,863	37,489	4,597
Time, $100 and over	65,344	59,421	57,805
Time, other	90,732	108,486	95,706
Total deposits	$ 307,570	$ 266,641	$ 238,142

The following table sets forth the average balance of the Company's deposits and the average rates paid on those deposits for the years ended December 31, 2008, 2007, and 2006.

	Years Ended December 31					
	2008		2007		2006	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
			(Dollars In Thousands)			
Demand and money market, interest bearing	$ 36,299	1.96%	$ 55,596	3.07%	$ 58,924	3.08%
Savings	73,833	3.02%	18,146	3.52%	4,536	1.06%
Certificates of deposit	152,557	4.18%	161,550	4.97%	137,707	4.43%
Total interest bearing deposits	262,689	3.55%	235,292	4.41%	201,167	3.96%
Non-interest bearing demand deposits	15,102		14,465		15,207	
Total	$ 277,791		$ 249,757		$ 216,374	

The following table displays the maturities and the amounts of the Company's certificates of deposit of $100,000 or more as of December 31, 2008.

	December 31, 2008
	(In Thousands)
3 months or less	$ 19,122
Over 3 through 6 months	16,352
Over 6 through 12 months	24,040
Over 12 months	5,830
Total	$ 65,344

Liquidity

Liquidity is a measure of the Company's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. The Company's sources of liquidity are cash balances, due from banks, Federal funds sold and short-term securities. There are other sources of liquidity that are available to the Company.

The Bank has borrowing capacity with the FHLB of Pittsburgh of approximately $193.9 million of which $21.8 million was outstanding at December 31, 2008, all of which are long term. The Bank also has a line of credit with the FHLB of Pittsburgh and the Atlantic Central Bankers Bank of approximately $25.0 million and $6.0 million, respectively of which none was outstanding at December 31, 2008. Advances from the Federal Home Loan Bank line are secured by qualifying assets of the Bank and advances from the Atlantic Central Bankers Bank line are unsecured. The Company has a line of credit with Univest National Bank and Trust Company, of which $1.4 million was outstanding at December 31, 2008. This line of credit is secured by 500,000 shares of Bank stock.

Because of the composition of the Company's balance sheet, its strong capital base, deposit growth, and borrowing capacity, the Company remains well positioned with respect to liquidity. While it is desirable to be liquid, it has the effect of a lower interest margin. The majority of funds are invested in loans; however a sizeable portion is invested in investment securities that generally carry a lower yield.

Contractual Obligations

The following table represents the Company's contractual obligations to make future payments as of December 31, 2008:

	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total
			(In Thousands)		
Time deposits	$ 134,687	$ 19,674	$ 1,715	$ -	$ 156,076
Long-term borrowings	$ 3,277	$ 10,598	$ 9,287	$ -	$ 23,162
Operating leases	650	1,720	1,332	4,613	8,315
Total	$ 138,614	$ 31,992	$ 12,334	$ 4,613	$ 187,553

Off-Balance Sheet Arrangements

The Company's financial statements do not reflect various off-balance sheet arrangements that are made in the normal course of business, which may involve some liquidity risk. These commitments consist of un-funded loans and lines of credit and letters of credit made under the same standards as on-balance sheet instruments. These off balance sheet arrangements at December 31, 2008 totaled $47,240,000. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations.

The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Capital Resources and Adequacy

Embassy Bancorp, Inc. (the "Company") is a Pennsylvania corporation organized in 2008 and registered as a bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, as amended (the "BHC Act") and section 225.15 of Regulation Y. The Company was formed for purposes of acquiring Embassy Bank For The Lehigh Valley in connection with the reorganization of the Bank into a bank holding company structure, which reorganization was consummated on November 11, 2008. Accordingly, the Company owns all of the capital stock of the Bank, giving the organization more flexibility in meeting its capital needs as the Company continues to grow. As such, the consolidated financial statements contained herein include the accounts of the Company and the Bank.

The Bank was originally incorporated as a Pennsylvania bank on May 11, 2001 and opened its doors on November 6, 2001. It was formed by a group of local business persons and professionals with significant prior experience in community banking in the Lehigh Valley area of Pennsylvania, the Bank's primary market area.

The Federal Reserve Board approved a final rule in February 2006 that expands the definition of a small bank holding company ("BHC") under the Board's Small Bank Holding Company Policy Statement and the Board's risk-based and leverage capital guidelines for bank holding companies. In its revisions to the Policy Statement, the Federal Reserve Board has raised the small BHC asset size threshold from $150 million to $500 million and amended the related qualitative criteria for determining eligibility as a small BHC for the purposes of the policy statement and the capital guidelines. The policy statement facilitates the transfer of ownership of small community banks by permitting debt levels at small BHCs that are higher than what would typically be permitted for larger BHCs. Because small BHCs may, consistent with the policy statement, operate at a level of leverage that generally is inconsistent with the capital guidelines, the capital guidelines provide an exemption for small BHCs. Based on the ruling, Embassy Bancorp, Inc. meets the eligibility criteria of a small BHC and is exempt from regulatory capital requirements administered by the federal banking agencies.

The following table provides a comparison of the Bank's risk-based capital ratios and leverage ratios:

	December 31, 2008		December 31, 2007	
	(Dollars In Thousands)			
Tier I, common stockholders' equity	$	30,705	$	27,408
Tier II, allowable portion of allowance for loan losses		2,932		2,503
Total capital	$	33,637	$	29,911
Tier I risk based capital ratio		10.7%		11.0%
Total risk based capital ratio		11.7%		12.0%
Tier I leverage ratio		8.1%		8.4%

Note: Unrealized gains on securities available for sale are excluded from regulatory capital components of risk-based capital and leverage ratios.

At December 31, 2008, the Bank exceeded the minimum regulatory capital requirements necessary to be considered a "well capitalized" financial institution under applicable federal regulations.

Interest Rate Risk Management

A principal objective of the Company's asset/liability management policy is to minimize the Company's exposure to changes in interest rates by an ongoing review of the maturity and repricing of interest-earning assets and interest-bearing liabilities. The Asset Liability Committee (ALCO Committee) of the Board of Directors oversees this review, which establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a company's earnings resulting from a movement in market interest rates. The Company monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. The Company's asset/liability management policy, along with monthly financial reports, supplies management with guidelines to evaluate and manage rate sensitivity.

GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. NOW and Savings accounts are slotted by their respective estimated decay rates. The Company is liability sensitive, which means that if interest rates fall, interest income will fall slower than interest expense and net interest income will likely increase. If interest rates rise, interest income will rise slower than interest expense and net interest income will likely decrease.

	0-3 Months	4-12 Months	1-3 Years	4-5 Years	Over 5 Years	Total
			(In Thousands)			
Interest-earning assets						
Federal funds sold and interest-bearing deposits	$ 5,289	$ -	$ -	$ -	$ -	$ 5,289
Investment securities	5,867	9,525	23,459	9,010	8,465	56,326
Loans, gross	68,261	57,923	104,516	61,041	27,839	319,580
Total interest-earning assets	79,417	67,448	127,975	70,051	36,304	381,195
Interest-bearing liabilities						
NOW and money market accounts	31,437	-	-	-	-	31,437
Savings	103,863	-	-	-	-	103,863
Certificates of deposit	37,678	97,009	19,674	1,715	-	156,076
Other Borrowed Funds	-	3,278	9,119	10,765	-	23,162
Repurchase agreements and federal funds purchased	25,769	250	-	-	-	26,019
Total interest-bearing liabilities	198,747	100,537	28,793	12,480	-	340,557
GAP	$ (119,330)	$ (33,089)	$ 99,182	$ 57,571	$ 36,304	$ 40,638
CUMULATIVE GAP	$ (119,330)	$ (152,419)	$ (53,237)	$ 4,334	$ 40,638	
GAP TO INTEREST EARNING ASSETS	-31.30%	-8.68%	26.02%	15.10%	9.52%	
CUMULATIVE GAP TO INTEREST EARNING ASSETS	-31.30%	-39.98%	-13.97%	1.14%	10.66%	

Based on a twelve-month forecast of the balance sheet, the following table sets forth our interest rate risk profile at December 31, 2008. For income simulation purposes, NOW and savings accounts are repriced quarterly. The impact on net interest income, illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by the assumptions.

Change in Interest Rates	Percentage Change in Net Interest Income
Down 100 basis points	5.7%
Down 200 basis points	8.0%
Up 100 basis points	-6.0%
Up 200 basis points	-11.6%

Return on Assets and Equity

The return on average assets for 2008 was 0.33%; the return on average equity for the same period was 4.17%; and the ratio of average shareholders' equity to average total assets was 7.95%.

The return on average assets for 2007 was 0.49%; the return on average equity for the same period was 6.01%; and the ratio of average shareholders' equity to average total assets was 8.23%.

Effects of Inflation

The majority of assets and liabilities of the Company are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The precise impact of inflation upon the Company is difficult to measure. Inflation may affect the borrowing needs of consumers, thereby impacting the growth rate of the Company's assets. Inflation may also affect the general level of interest rates, which can have a direct bearing on the Company.

Quantitative and Qualitative Disclosures about Market Risks

Not Applicable.

Investor Information

EMBASSY BANCORP, INC.

Embassy Bancorp, Inc.

Embassy Bancorp, Inc. (the "Company") is a Pennsylvania corporation and registered as a bank holding company. It owns all of the capital stock of Embassy Bank For The Lehigh Valley (the "Bank"), giving the Bank more flexibility in meeting its capital needs as the Bank continues to grow.

Embassy Bank is a full service bank providing personal and business lending and deposit services.

Common Stock Outstanding

On March 31, 2009, there were 6,892,420 shares of the Bank's common stock outstanding and 1,557 shareholders of record.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Embassy Bancorp, Inc. and Embassy Bank For The Lehigh Valley

100 Gateway Drive, Suite 100
P.O. Box 20405
Lehigh Valley, PA 18002-0405
610-882-8800 Fax: 610-691-5600
www.embassybank.com

Annual Meeting

The Annual Meeting of Embassy Bancorp, Inc. is scheduled for 5:30 PM, June 18, 2009 at 100 Gateway Drive, Suite 100, Bethlehem PA. All shareholders are invited to join us for a reception immediately following the meeting.

Form 10-K Request

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge on-line at the SEC's website at http://www.sec.gov or by contacting:

Judith Hunsicker, Chief Operating Officer
Embassy Bancorp, Inc.
P.O. Box 20405
Lehigh Valley, PA 18002-0405

Market Price of Common Stock & Dividend Information

The Company's common stock is not traded on any exchange and there is no established public trading market for the Company's common stock. No broker makes a market in Embassy's common stock.

The Company has not declared or paid any cash dividends on its common stock. As a general matter, cash available for dividend distribution to shareholders of the Company must initially come from dividends paid to the Company by the Bank. As a result, legal restrictions on the payment of dividends by the Bank affects the ability of the Company to pay dividends. The Pennsylvania Banking Code of 1965, as amended, provides that cash dividends may be paid from accumulated net earnings (retained earnings) as long as minimum capital requirements are met. The Bank does not currently have retained earnings. In any event, the Directors of the Bank intend to follow a policy for the foreseeable future of retaining earnings in order to support anticipated growth.

Additionally, the Federal Reserve has indicated that a "small bank holding company" such as the Company, is not expected to pay corporate dividends until such time as its debt to equity ratio is 1:1 or less and its bank subsidiaries are otherwise well-managed, well-capitalized, and not under any supervisory order. The Company's debt to equity ratio currently exceeds the aforementioned 1:1 ratio.

EMBASSY
BANCORP, INC.

100 Gateway Drive, Suite 100 (Routes 512 & 22), Bethlehem, PA
925 West Broad St., Bethlehem, PA
4148 W. Tilghman Street, Allentown, PA
6379 Hamilton Blvd., Trexlertown, PA

610-882-8800 www.embassybank.com

Member FDIC

Equal Opportunity Lender